1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

RICHARD HOROWITZ

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 8452 Fax

May 5, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:      Ms. Lisa Larkin

Re:                             Bain Capital Specialty Finance, Inc. (the “Company”)

File No. 333-237460

Dear Ms. Larkin:

We are writing in response to comments you provided telephonically to Dechert LLP, counsel to the Company, on April 17, 2020 with respect to the Registrant’s initial registration statement filed on Form N-2 (the “Registration Statement”) on March 30, 2020.  On behalf of the Registrant, we have summarized your comments below and provided the Registrant’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

1.                                      Comment: Please confirm supplementally whether the Company intends to issue preferred stock within one year. If so, please add appropriate disclosure to the registration statement regarding such intent.

Response: We hereby confirm that the Company does not intend to issue preferred stock within one year.

2.                                      Comment: Please update any information included in the Registration Statement as of December 31, 2019 to March 31, 2020 or a more recent date, as practicable.

Response: The disclosure has been revised accordingly.

3.                                      Comment: Please revise the sub-sections captioned “Strategic Partnerships” to explain the term “deal flow” in plain English.

Response: The disclosure has been revised accordingly.

4.                                      Comment: Please revise the section captioned “Distributions” to describe any expected impact on the Company’s ability to pay distributions to stockholders and any expectations of the Company for higher percentages of returns of capital in connection with such distributions.

Response: The disclosure has been revised accordingly.

5.                                      Comment: Please revise the risk factor captioned “[w]e may terminate this rights offering at any time prior to delivery of the shares of our common stock offered hereby, and neither we nor the subscription agent will have any obligation to you expect to return your subscription payments, without interest” to replace the word “expect” with “except” in the caption.

Response: The disclosure has been revised accordingly.

6.                                      Comment: Please revise the risk factor captioned “[p]olitical, social and economic uncertainty creates and exacerbates risks” to add disclosure that discusses the Company’s exposure to industries that are particularly impacted by the COVID-19 pandemic, if any.

Response: The disclosure has been revised accordingly.

7.                                      Comment: If the Company has any unfunded commitments, please provide supplementally a representation that the Company believes its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments and also a general explanation as to why the Company believes it can cover its unfunded commitments.

Response: We hereby confirm that the Company believes its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments. The Company manages its liquidity so as to ensure that it has a combination of sufficient cash, liquid assets, undrawn commitments and borrowings available to meet its unfunded commitments such that it can represent that it reasonably believes it has sufficient financial resources to cover its funding obligations.

8.                                      Comment: Please revise the section captioned “Use of Proceeds” to add disclosure regarding the length of time the Company expects will be required to fully invest the proceeds of the rights offering.

Response: The disclosure has been revised accordingly.

9.                                      Comment: Please revise the section captioned “Selected Financial and Other Information” to include information for the quarter ended March 31, 2020, as required by Item 4 of Form N-2.

Response: The disclosure has been revised accordingly.

10.                               Comment: Please explain supplementally how the Company’s credit facilities and CLO Notes, as described under the section captioned “Senior Securities,” comply with Section 18(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: Section 61(a)(3) of the 1940 Act states that “notwithstanding section [18(c) of the 1940 Act], a business development company may issue more than one class of senior security representing indebtedness.” Accordingly, the Company has entered into the credit facilities and CLO Notes in reliance upon Section 61(a)(3) of the 1940 Act.

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Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz